Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Company Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal and Notice of Guaranteed Delivery (each as defined below) and any amendments or supplements thereto and is being made to all holders of Company Shares. Purchaser is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Company Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Company Shares in such state. In any jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

SCPHARMACEUTICALS INC.

at

$5.35 per share in cash, plus one non-tradable contingent value right per share representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per each contingent value right in cash on the achievement of specified milestones on or prior to the applicable milestone outside dates

Pursuant to the Offer to Purchase dated September 8, 2025

by

SEACOAST MERGER SUB, INC.,

a direct wholly owned subsidiary of

MANNKIND CORPORATION,

Seacoast Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of MannKind Corporation, a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of scPharmaceuticals Inc., a Delaware corporation (the “Company”), that are issued and outstanding at a price of (i) $5.35 per Company Share, in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes, plus (ii) one non-tradable contingent value right (each a “CVR”) per Company Share, representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), to be entered into with a rights agent (the “Rights Agent”) mutually agreeable to Parent and the Company (the Cash Amount plus the CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase, dated September 8, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and which, together with the Offer to Purchase and Letter of Transmittal, constitutes the “Offer”). Tendering stockholders who have Company Shares registered in their names and who tender directly to Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Company Shares to Purchaser pursuant to the Offer. Stockholders with Company Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE FOLLOWING

11:59 P.M. (EASTERN TIME) ON OCTOBER 6, 2025, UNLESS THE OFFER IS EXTENDED OR

EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 24, 2025, by and among Parent, Purchaser, and the Company (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, as promptly as practicable following the time as of which Purchaser accepts for payment all Company Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) and subject to the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a direct wholly owned subsidiary of Parent. Because the Merger will be governed by, and effected pursuant to, Section 251(h) of the Delaware General Corporation Law (“DGCL”), no stockholder vote will be required to consummate the Merger. At the date and time of the filing of the certificate of merger in respect of the Merger with the Secretary of State of the State of Delaware or at such later date and time as is agreed upon in writing by the parties to the Merger Agreement and specified in the certificate of merger (the “Effective Time”), each Company Share then outstanding (other than any Company Shares owned by Parent, Purchaser or the Company or by any of their respective subsidiaries (or held in the Company’s treasury), which will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor) will be cancelled and (other than any Company Shares held by holders who are entitled to appraisal rights under Section 262 of the DGCL and who have properly exercised and perfected their respective demands for appraisal of such Company Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive the Offer Price, without interest, subject to any applicable withholding taxes. Under no circumstances will interest be paid with respect to the purchase of Company Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Company Shares. As a result of the Merger, the Company Shares will cease to be publicly traded and the Company will become a direct wholly owned subsidiary of Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon the satisfaction or waiver (to the extent permissible) in writing by Parent as of one minute following 11:59 p.m. Eastern time on October 6, 2025 (the “Expiration Date,” unless the period during which the Offer is open is extended pursuant to and in accordance with the Merger Agreement, in which event “Expiration Date” will mean the subsequent time and date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement) of the following conditions: (i) there having been validly tendered (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Company Shares that, considered together with all other Company Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Company Share than 50% of the total number of Company Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) subject to certain materiality exceptions, the truth and accuracy of the representations and warranties of the Company contained in the Merger Agreement; (iii) the compliance with, or performance in all material respects of, all of the covenants and agreements that the Company is required to comply with or perform at or prior to the Offer Acceptance Time (without giving effect to any limitation as to “materiality” set forth in any such covenants or agreements); (iv) the absence of a material adverse effect on the Company since the date of the Merger Agreement that is continuing as of the Offer Acceptance Time; (v) the termination or expiration of any applicable waiting period (and any extensions thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the required antitrust approvals (including any timing agreement entered into with any governmental authority), and any approvals or clearances required thereunder having been obtained; and (vi) certain other customary conditions as described in Section 15 of the Offer to Purchase (the “Offer Conditions”).

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT THE COMPANY’S STOCKHOLDERS TENDER ALL OF THEIR COMPANY SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, the CVR Agreement and the tender and support agreements with certain stockholders of the Company, including the Offer and the Merger (collectively, the “Transactions”) are advisable and fair to, and in the best interest of, the Company and the stockholders of the Company, (ii) agreed that the Merger will be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

The Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) (which contains the recommendation of the Company Board and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

Purchaser is required to extend the Offer for (i) the minimum period required by any law or any interpretation or position of the U.S. Securities Exchange Commission (the “SEC”) or The Nasdaq Global Select Market or their respective staff, in each case, applicable to the Offer, or as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case, as applicable to the Offer, the Schedule 14D-9 or the Schedule TO (as defined below) and all amendments, supplements and exhibits thereto; and (ii) periods of up to 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and the Required Antitrust Approvals (including any timing agreement entered into with any Governmental Authority) will have expired or been terminated. Additionally, if, as of the scheduled Expiration Date, (y) any Offer Condition (other than the Minimum Condition or such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) is not satisfied and has not been waived, at the request of the Company, Purchaser is required to extend the Offer on one or more occasions for additional periods of up to 10 business days per extension, to permit such Offer Condition to be satisfied or (z) the Minimum Condition is the only Offer Condition that is not satisfied and or waived (other than such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time), at the request of the Company, Purchaser is required to extend the Offer on up to two occasions for additional periods specified by the Company of up to 10 business days per extension, to permit the Minimum Condition to be satisfied; however, in no event will Purchaser be (i) required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement in compliance with its terms and (B) 5:00 p.m. Eastern time on December 23, 2025 (or, if extended pursuant to the Merger Agreement, 5:00 p.m. Eastern time on May 25, 2026) (in either case, the “Extension Deadline”) or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Additionally, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted under the Merger Agreement and applicable laws, Purchaser may (without the consent of the Company or any other person) extend the Offer on one or more occasions, for additional periods of up to 10 business days per extension, to permit such Offer Condition to be satisfied. If Purchaser extends the Offer, such extension will extend the time that you will have to tender your Company Shares.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Parent and Purchaser may choose to make any public announcement, Parent and Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release and making any appropriate filing with the SEC, if applicable. In the case of an extension of the Offer, Parent and Purchaser will make a public announcement of such extension no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, the Merger will be governed by, and effected pursuant to, Section 251(h) of the DGCL, and will, subject to satisfaction or waiver (to the extent permitted) of the conditions set forth in the Merger Agreement, be consummated as promptly as practicable following the Offer Acceptance Time. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Upon the terms and subject to the conditions of the Merger Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver (to the extent permitted) of each of the other Offer Conditions, (i) as soon as practicable after the Expiration Date, and within one business day, Purchaser will irrevocably accept for payment all Company Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly thereafter pay for such Company Shares validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser will pay for Company Shares accepted for payment pursuant to the Offer by depositing, substantially concurrent with the Effective Time, cash sufficient to make payment of the aggregate Cash Amount with the Depositary, which will act as the Company’s stockholders’ agent for the purpose of receiving payments from Purchaser and transmitting such payments to the Company’s stockholders. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Company Shares pursuant to the Offer.

In all cases, payment for Company Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Company Shares (or of a confirmation of a book-entry transfer of such Company Shares into the Depositary’s account at the Depository Trust Company (the “Book-Entry Transfer Facility”)), (ii) a properly completed and duly executed Letter of Transmittal (or a copy thereof), with any required signature guarantees (or in connection with a book-entry transfer, a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Company Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant) and (iii) any other required documents. If your Company Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Company Shares. For a description of the procedure for tendering Company Shares, see the Offer to Purchase. If you wish to tender Company Shares pursuant to the Offer and cannot deliver such Company Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer described in the Offer to Purchase, in each case prior to the Expiration Date, you may tender your Company Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Company Shares and other required documents occurs at different times. Under no circumstances will Purchaser pay interest on the consideration paid for Company Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Company Shares will be determined by Purchaser in its sole discretion, subject to the tendering party’s right to challenge such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser’s counsel, be unlawful. Company Shares tendered by a notice of guaranteed delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Company Shares underlying such notice of guaranteed delivery are received by the Depositary.

Company Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, tenders of Company Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Company Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Company Shares to be withdrawn, the number of Company Shares to be withdrawn and the name of the registered holder of such Company Shares, if different from that of the person who tendered such Company Shares. If Company Shares are held as physical certificates and the certificates evidencing such Company Shares (“Share Certificates”) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such Company Shares have been tendered for the account of an eligible guarantor institution. If Company Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Company Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion, subject to the tendering party’s right to challenge Purchaser’s decision in a court of competent jurisdiction. Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of Company Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of Parent, Purchaser, the Depositary, MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Company Shares. Purchaser will send the Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery and other related documents to record holders of Company Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Company Shares.

In general, your exchange of Company Shares for the Cash Amount and the CVRs pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Company Shares should consult his, her or its own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to such holder in light of his, her or its particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Questions and requests for assistance may be directed to the Information Agent, at the address, telephone number or email set forth below. In addition, requests for additional copies of the Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. The Company’s stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.

Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Company Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

September 8, 2025

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